

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2012

<u>Via Email</u>
Mr. Masahito Yamamura
Attorney-in-Fact,
Panasonic Corporation
1006, Oaza Kadoma
Kadoma-shi, Osaka 571-8501
Japan

   Re: **Panasonic Corporation**
       Form 20-F for the Fiscal Year Ended March 31, 2012
       Filed June 28, 2012
       File No. 001-06784

Dear Mr. Yamamura:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2012

Item 5. Operating and Financial Review and Prospects, page 29

H. Accounting Principles, page 49

-Long-lived Assets, page 49

1.   We note you recorded significant impairment charges for certain long-lived assets in
        fiscal year 2012. Please revise future filings to discuss the valuation methodologies you
        utilized in determining any material impairment charges. Discuss any material
        assumptions used and the significant management judgments and estimates involved in
        your evaluation of the recoverability of your long-lived assets.   Refer to the guidance in
        SEC Release 33-8350.

-Valuation of Goodwill, page 50

2.   We note your disclosures here and on pages 126-127. In order to provide investors with
        greater insight into the probability of a future material impairment charges and current
        material impairment charges, please revise your future filings to disclose the following
        for any of your reporting units with material amounts of goodwill that are at risk of
        failing step one of the goodwill impairment test:

        •   The percentage by which fair value exceeded carrying value as of the date of the most
            recent test;

        •   The amount of goodwill allocated to the reporting unit;

        •   A description of the methods and key assumptions used in the impairment test and
            how the key assumptions were determined;

        •   A discussion of the degree of uncertainty associated with the key assumptions. The
            discussion regarding uncertainty should provide specifics to the extent possible (e.g.,
            the valuation model assumes recovery from a business downturn within a defined
            period of time); and

        •   A description of potential events and/or changes in circumstances that could
            reasonably be expected to negatively affect the key assumptions.

        Refer to the guidance in Item 5(D) of Form 20-F and SEC Release 33-8350.

3.   We also note that you recorded material impairment charges during fiscal year 2012.
        Your disclosures indicate that you determined fair value for purposes of the goodwill
        impairment evaluations using a combination of methods, including discounted cash flow

method, guideline public company method and guideline transaction method. Please provide us with more detailed information regarding your goodwill impairment evaluation, including the material assumptions you utilized in your impairment evaluation and how those material assumptions were developed. With regards to the use of multiple methodologies to determine the fair value, please explain to us in greater detail how you weighted each methodology.

Item 18. Financial Statements, page 99

Report of Independent Registered Public Accounting Firm, page 100

4.   We note your disclosures on page 111 that you changed the annual goodwill impairment measurement date for all of your reporting units to January 1. Please note that a change to the date of the annual impairment test constitutes a change in the method of applying an accounting principle. Please explain to us how your independent auditors considered the need to refer to the change in accounting principle in its audit report. Tell us the amount by which this change in accounting principle impacted the fiscal 2012 results. Refer to the guidance in Article 2 of Regulation S-X, Instructions 2 to Item 8.A.2 of Form 20-F, and Section V(H) of the International Reporting and Disclosure Issues in the Division of Corporation Finance dated November 1, 2004 located on our website at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm.

-Consolidated Statements of Operations, page 104

5.   We note that you recognized 328,645 million yen of "other deductions" during fiscal 2012. We further note your disclosures on pages 119 (Note 4), 121 (Note 5), 144 (Note 15), 150 (Note 16) and 154 (Note 17) related to certain components of the total "other deductions." However, we do not see disclosures regarding approximately 120,000 million yen of the charge. Please provide to us a detailed explanation of all of the components for this line item.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief